SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 13, 2004
Commission File Number 0-29874
AngloGold Ashanti Limited
(Translation of registrant's name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes           No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes          No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes          No X
Enclosure: Press release - AngloGold Ashanti and Oxiana form exploration alliance.

ANGLOGOLD ASHANTI
AUSTRALIA

AngloGold Ashanti Australia Limited (formerly AngloGold Australia Limited) \ A.B.N. 42 008 737 424
Level 13 \ 44 St Georges Tce \ Perth WA \ 6000 \ Australia
Tel: +61 8 9425 4600 \ Fax: +61 8 9425 4662 \ www.AngloGoldAshanti.com

news release

Queries

Tel:

Mobile:

E-mail:

Australia
Andrea Maxey

+61 8 9425 4604

+61 438 001 393

amaxey@anglogoldashanti.com.au

South Africa
Steve Lenahan

+27 11 637 6248

+27 83 308 2200

slenahan@AngloGoldAshanti.com

Michael Clements

+27 11 637 6647

+27 82 339 3890

mclements@AngloGoldAshanti.com

USA
Charles Carter

Toll Free 800 417 9255

+ 1 212 750 7999

cecarter@AngloGoldAshanti.com

Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company's business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.

13 December 2004

AngloGold Ashanti and Oxiana form exploration alliance

AngloGold Ashanti Ltd has taken another step forward in its new frontiers growth strategy, today announcing an exploration alliance with Oxiana Ltd to explore for gold in Laos.

As part of this growth strategy the company's business development team has been assessing opportunities in prospective, but under-explored, new frontier regions.

The agreement with Oxiana follows the investment in Trans-Siberian Gold in Russia and a strategic alliance in the Philippines with Red 5 Ltd.

Laos is highly prospective for both gold and copper, but is under-explored. This initiative aims to further unlock Laos' gold potential by combining AngloGold Ashanti's technical expertise with Oxiana's in-depth country knowledge and operating experience.

The alliance will explore for gold throughout the country, excluding all areas currently held or under application by Oxiana.

Key terms of the Exploration Alliance Agreement are summarized as follows:

•

The generative phase will be funded jointly by AngloGold Ashanti and Oxiana. Oxiana will be the initial Manager with both Oxiana and AngloGold Ashanti personnel seconded to the Alliance.

• Projects generated will be owned 50% by AngloGold Ashanti and 50% by Oxiana.

•

AngloGold Ashanti has an option to earn an additional 10% equity in any project generated by either sole funding the first $US10 million of expenditure where a project is still early stage (pre-drilling) or sole funding through to completion of a bankable feasibility study (BFS) where a significant drill intersection has already been made.

more

Queries

Tel:

Mobile:

E-mail:

Australia
Andrea Maxey

+ 61 8 9425 4604

+ 61 438 001 393

amaxey@anglogoldashanti.com.au

South Africa
Steve Lenahan

+27 11 637 6248

+27 83 308 2200

slenahan@AngloGoldAshanti.com

Michael Clements

+27 11 637 6647

+27 823393890

mclements@aAngloGoldAshanti.com

USA
Charles Carter

Toll Free 800 417 9255

+ 1 212 750 7999

cecarter@AngloGoldAshanti.com

Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company's business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.

•

Oxiana is free to explore Laos for copper and any copper projects generated in the course of exploration by the AngloGold Ashanti-Oxiana alliance will revert 100% to Oxiana.

•

Oxiana may sole fund gold projects not of interest to AngloGold Ashanti, however, AngloGold Ashanti retains the right to claw back up to 60% in any projects by proving up a 2 million ounce gold resource (JORC compliant) within 24 months and then sole funding the project to completion of a BFS. Projects of less than 2 million ounces will revert 100% to Oxiana.

ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: December 13, 2004
By: /s/ C R Bull
Name:  C R Bull
Title:     Company Secretary